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                              May 13, 2022

       Chong Chan Teo
       Chief Executive Officer
       Treasure Global Inc.
       276 5th Avenue, Suite 704 #739
       New York, New York 10001

                                                        Re: Treasure Global
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 4, 2022
                                                            File No. 333-264364

       Dear Mr. Teo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Notes to Unaudited Condensed Consolidated Financial Statements Revenue recognition
       Product Revenues, page F-10

   1. We have reviewed your response to comment 2. In your response you state the Company purchases gift cards
(or E-vouchers) in batches and has control over the applicable gift cards (or E-vouchers),
however, we note from the filing that your inventory balance appears to be less than
would be needed to support a single day of sales. Please tell us how you would fulfill an
order to a customer for a gift card (or E-voucher) when it does not appear that you have
the inventory on hand prior to the customer's order. In your response, tell us your
considerations of ASC 606-10-55-37 which states "an entity does
 Chong Chan Teo
Treasure Global Inc.
May 13, 2022
Page 2
         not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer." Additionally, please tell us the time frame from when you obtain the inventory, when an order is received from a customer and when the ordered gift card (or E-voucher) is delivered to that particular customer.
General

2. Please have counsel opine on the legality of the underwriters warrants as your binding obligation. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions
         in Registered Offerings, Section II.B.1.f.

       You may contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer Lopez Molina at 202-551-3792 with any other questions.



FirstName LastNameChong Chan Teo                                Sincerely,
Comapany NameTreasure Global Inc.
                                                                Division of
Corporation Finance
May 13, 2022 Page 2                                             Office of Trade
& Services
FirstName LastName